Exhibit 99.1

Ferrari announces voting results from its Annual General Meeting

Maranello (Italy), 12 April 2019 - Ferrari N.V. (“Ferrari” or the “Company”) (NYSE/MTA: RACE) announced today that all resolutions proposed to Shareholders at the Ferrari’s Annual General Meeting of Shareholders (the “AGM”) held today in Amsterdam, the Netherlands, were passed.

The Shareholders approved the 2018 Annual Accounts and a dividend in cash1 of Euro 1.03 per outstanding common share, totalling approximately Euro 194 million. The outstanding common shares will be quoted ex-dividend from April 23, 2019. The record date for the dividend will be April 24, 2019 on both MTA and NYSE and the dividend on the outstanding common shares will be paid on May 2, 2019. Shareholders holding the Company’s common shares on the record date that are traded on the NYSE will receive the dividend in U.S. dollars at the official European Central Bank EUR/USD exchange rate of April 17, 2019.

The Shareholders elected all nominees directors of Ferrari. John Elkann and Louis C. Camilleri were elected as executive directors of Ferrari. Piero Ferrari, Delphine Arnault, Giuseppina Capaldo, Eduardo H. Cue, Sergio Duca, Maria Patrizia Grieco, Adam Keswick and Elena Zambon were elected as non-executive directors of Ferrari.

The Shareholders appointed Ernst & Young Accountants LLP as Ferrari’s independent auditor until the 2020 Annual General Meeting of Shareholders.

The Shareholders delegated to the Board of Directors authority to purchase common shares in the capital of Ferrari up to a maximum of 10% of Ferrari’s issued common shares as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for Ferrari but is designed to provide additional flexibility, Ferrari may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a purchase price per share between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be), the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be).

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1The coupon number of the dividend is 4 (four).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

The Shareholders approved to cancel all special voting shares in the share capital of the Company, currently held by the Company in treasury. The cancellation may be executed in one or more tranches, such to be determined by the Chief Executive Officer.

The Shareholders further approved the awards (and the metrics and targets applicable thereto) to the Chairman and the Chief Executive Officer under the Company’s equity incentive plans.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website at http://corporate.ferrari.com.

Concurrently with the AGM, the Company published its 2018 Sustainability Report. This Report was prepared in accordance with the GRI Standards, the main international framework for reporting on governance, environmental and social themes.

To view the 2018 Sustainability Report online, please visit the following link: http://corporate.ferrari.com/en/investors/results/reports.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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